SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated August 1, 2003


                              --------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 80050 Tepebasi
                                Istanbul, Turkey

                              --------------------
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                 Yes: |_| No: |X|


Enclosures:    Press release dated August 1, 2003 - Turkcell provides update on dispute with Turk Telekom on Interconnection Fee Structure



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[LOGO]
TURKCELL


                                                           FOR IMMEDIATE RELEASE



            TURKCELL PROVIDES UPDATE ON DISPUTE WITH TURK TELEKOM ON
                         INTERCONNECTION FEE STRUCTURE


Istanbul, Turkey: August 1, 2003--Turkcell (NYSE:TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, has today announced an update on Turk Telekom's claims regarding the interconnection fee structure contained in the Interconnection Agreement ("Agreement") signed between Turkcell and Turk Telekom on April 24, 1998.

Turk Telekom today partially resumed its monthly interconnection payments to Turkcell under the Agreement and paid TL 39.5 trillion (approximately US$ 27.8 million) for June 2003. However, Turkcell believes that this amount is substantially lower than the amount that Turk Telekom should have paid under the Agreement. Although Turkcell currently does not know how the calculation is made, Turk Telekom's basis for calculation violates the decision of the Ankara Seventh Commercial Court of July 17, 2003, that the terms of the Agreement should remain in effect until the parties reach a new interconnection agreement. Turkcell will continue to take necessary legal action against Turk Telekom.

Additionally, Turkcell is currently engaged in negotiations with Turk Telekom to reach a consent on the new Interconnection Agreement which should be renewed according to the Access and Interconnection Regulation introduced recently. The new regulation directs that the interconnection tariffs should be based on the cost bases of the signing parties.

Background to Dispute

In November 2000, Turk Telekom demanded that Turkcell share all interconnection fees equally with Turk Telekom going forward and retrospectively from April 1998 as a result of the favorable decision obtained by the Turkish Electrical Engineer's Society in its lawsuit against Turk Telekom filed with the Ankara Ninth Administrative Court in October 2000. In that lawsuit, the Turkish Electrical Engineer's Society claimed that the interconnection fee regime set out in the Interconnection Agreement between Turkcell and Turk Telekom violated public policy. There are two pending lawsuits filed by Turkcell against Turk Telekom in the Turkish Commercial Courts.

In June 2003, Turk Telekom stopped making monthly interconnection payments to Turkcell after the injunction ensuring the continuation of the monthly payments under the Agreement was lifted. However, on July 17, 2003, the Ankara Seventh Commercial Court decided that the terms of the Agreement should remain in effect until the parties reach a new interconnection agreement.



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                              www.turkcell.com.tr



About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 16.3 million postpaid and prepaid customers as of Mar 31, 2003. Turkcell had revenues of US$
491.1 million as of Mar 31, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey.




For further information please contact:



Turkcell                                        Citigate Dewe Rogerson
Investors:                                      Europe
Koray Ozturkler, Investor Relations             Kate Delahunty/Oskar Yasar
Tel: +90 212 313 1500                           Tel: +44 20 7282 2934
Email: koray.ozturkler@turkcell.com.tr          Email: kate.delahunty@citigatedr.co.uk
       -------------------------------                 -------------------------------
                                                       Oskar.yasar@citigatedr.co.uk

Mehmet Sezgin, Investor Relations               United States
Tel: + 90 212 313 1290                          Victoria Hofstad/Patrick Hughes
Email: mehmet.sezgin@turkcell.com.tr            Tel: +1 212 688 6840
       -----------------------------            Email: victoria.hofstadqcitigatedr-ny.com
                                                       ----------------------------------
investor.relations@turkcell.com.tr                     patrick.hughes@citigatedr-ny.com
----------------------------------                     --------------------------------

Media:
Zuhal Seker, Corporate Communications
Tel: + 90 212 313 2330
Email: zuhal.seker@turkcell.com.tr
       ---------------------------

Okan Karagoz, Corporate Communications
Tel: + 90 212 313 2314
Email: okan.karagoz@turkcell.com.tr
       ----------------------------



Internet: www.turkcell.com.tr
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SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             TURKCELL ILETISIM HIZMETLERI A.S.


Date:  August 1, 2003                        By: /s/ MUZAFFER AKPINAR
                                                 ------------------------

                                             Name:   Muzaffer Akpinar
                                             Title:  Chief Executive Officer